

| OMB APPROVAL |
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| SEC FILE NUMBER |
| --- |
| 8-68401 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## SEC Mail Processing

### FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

APR 0 4 2024

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

Washington, DC
MM/DD/YY                                       MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Harbor View Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**310 3rd Street, Ste. 201**
(No. and Street)

| **Neptune Beach** | **FL** | **32266** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Michelle McCullough** | **904-466-3163** | |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Assurance Dimensions, CPA & Associates**
(Name – if individual, state last, first, and middle name)

| 4920 West Cypress St.. Ste. 102 | **Tampa** | **FL** | **33607** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 4/13/2010 | | 5036 | |
| (Date of Registration with PCAOB)(If applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Carolyn Mathis _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbor View Advisors, LLC _____ , as of 12/31 _____ , 20 23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI JEAN ADAMS
MY COMMISSION # HH 386223
EXPIRES: April 12, 2027

Signature: _____

Title: _____
CEO & Chief Compliance Officer

_Lori Jean Adams_  4.1.24
Notary Public

_signer appeared by means of physical presence_

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# HARBOR VIEW ADVISORS, LLC

---

## REPORT PURSUANT TO RULE 17A-5
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2023

| CONTENTS | Page |
|---|---|

i



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harbor View Advisors, LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harbor View Advisors, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Harbor View Advisors, LLC's management. Our responsibility is to express an opinion on Harbor View Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harbor View Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplementary Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Statement on Exemption from the Computation of Reserve Requirements (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Harbor View Advisors, LLC's financial statements. The supplementary information is the responsibility of Harbor View Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Statement on Exemption from the Computation of Reserve Requirements (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Assurance Dimensions*

We have served as Harbor View Advisors, LLC's auditor since 2021.
Margate, Florida
April 1, 2024

**ASSURANCE DIMENSIONS** CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

## Harbor View Advisors, LLC
## Statement of Financial Condition
## As of December 31, 2023

### Assets

| | |
|---|---:|
| Cash and cash equivalents | $ 487,325 |
| Accounts receivable from customers | 205,547 |
| Prepaid expenses | 25,119 |
| Deposits | 42,723 |
| Property & equipment, net (Note 3) | 931,005 |
| Right of use asset (Note 5) | 3,959,906 |
| Due from related party (Note 4) | 4,262 |
| Total assets | $5,655,887 |

### Liabilities & Member's Equity

| | |
|---|---:|
| Accounts payable | $ 68,328 |
| Accrued liabilities | 71,143 |
| Lease liability (Note 5) | 4,027,388 |
| Pension and profit sharing payable (Note 6 and Note 7) | 419,115 |
| Total liabilities | 4,585,974 |
| | |
| Member's equity | 1,069,913 |
| Total liabilities & member's equity | $5,655,887 |

The accompanying notes are an integral part of this financial statement

**Harbor View Advisors, LLC**
**Statement of Operations**
**For the Year Ended, December 31, 2023**

**Revenue**

| | |
|---|---:|
| Services | $ 5,730,479 |
| Reimbursed expenses | 68,039 |
| Total revenue | 5,798,518 |

**Expenses**

| | |
|---|---:|
| Salaries & related costs (Note 6 and Note 7) | 5,477,883 |
| Lease cost (Note 5) | 583,892 |
| Computer & internet | 268,493 |
| Other general & administrative (Note 4) | 262,204 |
| Advertising & promotion (Note 1) | 170,974 |
| Professional fees | 144,379 |
| Meals & entertainment | 131,147 |
| Depreciation | 124,851 |
| Insurance | 70,586 |
| Travel | 55,082 |
| Regulatory | 28,175 |
| Dues & subscriptions | 17,631 |
| Telephone | 6,572 |
| Total expenses | 7,341,869 |

**Other Income**

| | |
|---|---:|
| Other income | 4,895 |
| Interest income | 8,321 |
| | 13,216 |

| | |
|---|---:|
| **Net Loss** | $(1,530,135) |

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended, December 31, 2023

| | |
|---|---|
| Member's Equity as of January 1, 2023 | $1,365,575 |
| Capital contributions | 1,279,473 |
| Capital withdrawals | (45,000) |
| Net loss | (1,530,135) |
| Member's Equity as of December 31, 2023 | $1,069,913 |

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Cash Flows
For the Year Ended, December 31, 2023

## Cash Flows From Operating Activities:

| | |
|---|---:|
| Net loss | $(1,530,135) |
| | |
| Adjustments to reconcile income to net cash used in operating activities: | |
| Depreciation | 124,851 |
| | |
| Changes in operating assets & liabilities: | |
| Accounts receivable from customers | 72,544 |
| Prepaid expenses | 40,018 |
| Due from related party | 10,626 |
| Accounts payable & accrued liabilities | (61,017) |
| Pension payable | 51,014 |
| Right of use asset and lease liability, net | 57,551 |
| | |
| Net cash used in operating activities | (1,234,548) |

## Cash Flows From Investing Activities:

| | |
|---|---:|
| Property & equipment purchases | (78,165) |
| | |
| Net cash used in investing activities | (78,165) |

## Cash Flows From Financing Activities:

| | |
|---|---:|
| Capital contributions | 1,279,473 |
| Capital withdrawals | (45,000) |
| | |
| Net cash provided from financing activities | 1,234,473 |

| | |
|---|---:|
| **Net decrease in Cash & Cash Equivalents** | (78,240) |
| **Cash and Cash Equivalents at Beginning of Year** | 565,565 |
| **Cash and Cash Equivalents at End of Year** | $ 487,325 |

The accompanying notes are an integral part of this financial statement

5

| NOTE 1. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES |
|---|---|

### Description of Business and Organization

Harbor View Advisors, LLC (the Company) is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital. The Company has only one class of member's equity.

### Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The amount held in excess of the federally insured limits as of December 31, 2023 was $91,740.

### Accounts Receivable from customers

Accounts receivable from customers are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value at December 31, 2023. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2023.

Included in accounts receivable from customers as of December 31, 2023 is $99,784 in unbilled revenue, which represents amounts earned but not yet billed to customers.

## NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Revenue Recognition*

The Company recognizes revenue in accordance with ASC-606, *Revenue from Contracts with Customers*. Services from contracts with customers includes advisory services income and transaction success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue for mergers and acquisitions (M&A) advisory services is generally recognized over time throughout the term of the engagement as this performance obligation is met.

As additional consideration for the M&A advisory services noted above, the Company receives transaction success fees based on the completion of a transaction. Success fees generally are variable, often based on the transaction price. Revenue for transaction success fees are recognized only upon the completion of a transaction. Earnouts and other delayed payments are estimated and recognized in the year they are deemed likely to be realized. Certain expenses are reimbursed by customers and included in revenue.

Revenue from the top three customers accounted for approximately 67% of total revenue for the year ended December 31, 2023. The following table presents the breakdown of M&A advisory services revenue:

The following table presents the breakdown of Services revenue for the year ended December 31, 2023:

| | |
|---|---|
| Advisory Services | $ 1,331,332 |
| Transaction Success Fees | 4,399,147 |
| **Total Services Revenue from Contracts with Customers** | **$ 5,730,479** |

*Advertising and Promotion*

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2023, advertising and promotion expense totaled $170,974.

*Income Taxes*

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

**NOTE 1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

### Income Taxes (continued)

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process. The tax returns of the Company for the years ending in 2023, 2022 and 2021 are subject to examination by the Internal Revenue Service, generally for three years after filed.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

### Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

8

| NOTE 1. | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) |
|---|---|

*Leases*

The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Judgments are used in determining the appropriate discount rate used to measure the lease liability. Given there are no implicit rates provided in the lease, the incremental borrowing rate ("IBR") is used. The IBR is derived from the average interest rate on commercial real estate loans provided at traditional banks. The company will fall at the lower interest rate range because there is no outstanding debt.

*Pension Plans*

The Company sponsors a defined benefit pension plan for eligible employees who are 21 years of age with one or more years of service and who are not covered by collective bargaining agreements. Benefits paid to retirees are based on age at retirement, years of credited service, and average compensation. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code.

In addition, the Company sponsors an unfunded Executive Pension Plan. This plan is nonqualified and provides certain key employees defined pension benefits that supplement those provided by the Company's other retirement plans.

| NOTE 2. | NET CAPITAL REQUIREMENTS |
|---|---|

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that Net Capital, as defined, shall be at least the greater of $100,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of Aggregate Indebtedness, as defined. At December 31, 2023, the Company's Net Capital was ($138,743) which was $238,743 less than the requirements and the ratio of Aggregate Indebtedness to Net Capital was (4.51244) to 1. The negative excess was rectified at the beginning of 2024 and FINRA has been notified. The net capital requirement went back to $5,000 as of January 1, 2024.

| NOTE 3. | PROPERTY & EQUIPMENT |
|---|---|

Property & equipment at December 31, 2023 consisted of:

| | |
|---|---|
| Furniture & equipment | $ 486,575 |
| Leasehold improvements | 840,462 |
| Software | 4,004 |
| | 1,331,041 |
| Less: accumulated depreciation | (400,036) |
| Total fixed assets, net | $ 931,005 |

Depreciation expense was $124,851 for the year ended December 31, 2023.

| NOTE 4. | RELATED PARTY TRANSACTIONS |
|---|---|

The Officers of Harbor View Advisors, LLC obtained 100% interest in Harbor View CFO Services in 2018. For the year ending December 31, 2023, Harbor View Advisors, LLC charged Harbor View CFO Services expenses totaling $152,318 for net expense sharing, which is included in Salaries & related costs in the Statement of Operations. Harbor View CFO Services owed Harbor View Advisors, LLC $4,262 for healthcare expenses, as of the year ended December 31, 2023.

The Company pays for certain vehicle expenses on behalf of HVA Holdings which totaled $17,358 and are included in the Other general & administrative line item on the Statement of Operations.

| NOTE 5. | LEASES |
|---|---|

The Company entered into a non-cancelable operating lease for its office facility in Neptune Beach, Florida, in October 2022. The Company is obligated under this lease until it expires in October 2032.

Upon the possession of this leased asset, a determination was made to classify it as an operating lease. The lease has a term of 10 years, with no renewable options.

The original amount of the right of use asset and lease liability was $4,349,636. These amounts were calculated using an incremental borrowing rate of 6.0%.

The office lease provides for fixed minimum rent payments, which are recognized on a straight-line basis over the lease term starting on the date possession of the leased property was taken.

| NOTE 5. | LEASES (Continued) |
|---|---|

The Company records a right of use asset equal to the discounted value of the operating lease. This asset is amortized over the same period as the lease liability. Amortization expense related to the right of use asset amounted to $335,413 for the year ended December 31, 2023. The net value of the asset as of December 31, 2023 was $3,959,906.

As of December 31, 2023, future minimum lease payments for the lease consisted of the following:

| | |
|---|---|
| 2024 | $ 540,941 |
| 2025 | 553,581 |
| 2026 | 566,601 |
| 2027 | 580,011 |
| 2028 | 593,824 |
| Thereafter | 2,410,795 |
| Total minimum payments | 5,245,753 |
| Less: imputed interest | (1,218,365) |
| | $4,027,388 |

A summary of lease terms and discount rates for the operating lease as of December 31, 2023 is as follows:

| | |
|---|---|
| Weighted average remaining lease term (years) | |
| Operating leases | 8.83 |
| | |
| Weighted average discount rate | |
| Operating leases | 6.00% |

Rent expense for the office facilities amounted to $583,892 for the year ended December 31, 2023.

| NOTE 6. | PENSION PAYABLE |
|---|---|

The Company sponsors a defined benefit cash balance pension plan for eligible employees. The Company's funding policy is to contribute the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. The plan is funded through contributions to a trust.

**NOTE 6.      PENSION PAYABLE (Continued)**

Obligations and Funded Status:

|  | 2023 |
|---|---|
| Change in projected benefit obligation: |  |
| Benefit obligation at beginning of year | $ 1,358,413 |
| Service cost | 317,012 |
| Interest cost | 62,487 |
| Benefit obligation at end of year | $ 1,737,912 |
| Change in plan assets: |  |
| Fair value of plan assets at beginning of year | $    883,143 |
| Actual return on plan assets | 104,532 |
| Employer contributions | 335,851 |
| Benefits payments | (13,113) |
| Fair value of plan assets at end of year | 1,310,413 |
| Funded status at end of the year | $    (427,499) |
| Amounts recognized in the balance sheets consist of: |  |
| Current liabilities | (427,499) |
| Noncurrent liabilities | - |
|  | $    (427,499) |

Components of net periodic benefit cost are as follows:

|  | 2023 |
|---|---|
| Net Periodic Benefit Cost: |  |
| Service cost | $    317,012 |
| Interest cost on projected benefit obligations | 62,487 |
| Net periodic benefit cost | $    379,499 |

The components of net periodic benefit cost are included in the line item "Salaries and Related Costs" in the Statement of Operations. The non-funded status of the plan is $427,499, of which $317,012 is included in Pensions payable on the Balance sheet at December 31, 2023, with the Company funding an additional $102,103 for profit sharing, for a total net liability of $419,115. The remaining funding shortfall is amortized over 6 years.

The projected benefit obligation and the accumulated benefit obligation are in excess of the plans' assets at December 31, 2023. The accumulated benefit obligation at December 31, 2023 was $1,737,912.

## NOTE 6.    PENSION PAYABLE (Continued)

*Assumptions:*

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2023:

| | |
|---|---|
| Discount rate (actuarial valuation) | 4.60% |

The following are weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2023:

| | |
|---|---|
| Discount rate | 4.60% |

*Plan Assets:*

The Company's current investment strategy is to achieve a mix of approximately 90% of investments for long-term growth and 10% for near-term benefit payments with a wide diversification of asset types and fund strategies. The target allocations for plan assets are 35% equity securities and 65% corporate bonds and U.S. Treasury securities. Equity securities primarily include investments in large-cap companies. Domestic equities can be up to 50% of the portfolio and International equities can be up to 20% of the portfolio. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries. Fixed income can range from 50-90% of the total portfolio. Bond durations are short-term, intermediate-term and long-term.

**NOTE 6.        PENSION PAYABLE (Continued)**

The fair values of the Company's cash balance pension plan assets at December 31, 2023, by asset class are as follows:

| Asset Class | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Equity securities: | | | | |
| U.S. companies (a) | $ 648,654 | $ 648,654 | $ - | $ - |
| International companies (b) | 73,383 | 73,383 | - | - |
| U.S. Treasury bonds | 35,381 | 35,381 | - | - |
| Corporate bonds (c) | 190,010 | 190,010 | - | - |
| Mortgage-backed securities | 34,071 | 34,071 | - | - |
| Cash / money market | 184,768 | 184,768 | - | - |
| Commodities | 144,145 | 144,145 | - | - |
| Total | $1,310,412 | $1,310,412 | $ - | $ - |

(a) This class comprises low-cost equity index funds in Large Growth, Large Value and Large Blend.
(b) This class comprises diversified Emerging Markets, Foreign Large Growth and Foreign Large Blend.
(c) This class represents investment grade bonds of US issuers from diverse industries and a small amount of High Yield bonds.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges by asset class.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner that is compliant at all times with applicable government regulations.

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**NOTE 6.      PENSION PAYABLE (Continued)**

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*Valuation:*

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument held by the pension plan:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on a measurement date. The fair value hierarchy described below requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

*Cash Flows:*

The Company expects to contribute $317,012 to its cash balance pension plan in 2024, with the Company funding an additional $102,103 for profit sharing, for a total net liability of $419,115. The company does not expect to pay out benefits in the next 10 years.

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**NOTE 7.      401K AND PROFIT SHARING**

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Employees are eligible to participate in a 401(k) profit sharing plan hosted by the Company. Eligibility is based on 3 months of continuous employment with monthly entry. The Company can contribute a discretionary match and has elected to match 100% of deferrals up to 3% of salary and 50% up to the next 2% of salary. The Company's contribution to the retirement and profit sharing plan for the year ended December 31, 2023 was $392,142 of which $102,103 was accrued as of December 31, 2023. This amount is included in Salaries and related costs on the Statement of Operations.

| NOTE 8. | SUBSEQUENT EVENTS |
|---------|-------------------|

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through April 1, 2024, the date the financial statements were issued, which is the date the financial statements were available to issued and determine there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

SUPPLEMENTARY INFORMATION

# Harbor View Advisors, LLC
## Computation of Net Capital Per Uniform Net Capital Rule 15c3-1
### December 31, 2023

| | |
|---|---:|
| **Credits** | |
| Member's equity | $1,069,913 |
| | |
| **Debits** | |
| Accounts receivable from customers | 205,547 |
| Prepaid expenses | 25,119 |
| Deposits | 42,723 |
| Property & equipment, net | 931,005 |
| Due from related party | 4,262 |
| Total debits for non-allowable assets | 1,208,656 |
| | |
| **Net Capital** | (138,743) |
| | |
| **Minimum Net Capital Requirement** - Greater of $100,000 or 6 2/3% of | |
| Aggregate Indebtedness of $626,068 | 100,000 |
| | |
| **Excess Net Capital** | $ (238,743) |
| **Ratio of Aggregate Indebtedness to Net Capital** | (4.51244) |
| **Schedule of Aggregate Indebtedness** | |
| Accounts payable | 68,328 |
| Accrued liabilities | 71,143 |
| Pension & profit sharing payable | 419,115 |
| Lease liability, net of right of use asset | 67,482 |
| Total aggregate indebtedness | $ 626,068 |

There are no material differences that exist between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part IIA filing.

**Harbor View Advisors, LLC**
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2023

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically footnote 74, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

# HARBOR VIEW

April 1, 2024

Assurance Dimensions
2000 Banks Road
Suite 218
Margate, FL 33063

Harbor View Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

Harbor View Advisors, LLC

I, Carolyn Mathis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
·of Harbor View Advisors, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Harbor View Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harbor View Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor View Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Assurance Dimensions*

Assurance Dimensions, Inc.
Margate, Florida
April 1, 2024

**ASSURANCE DIMENSIONS** CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com